Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Globis NV Merger Corp. on Form S-4 of our report dated March 31, 2021, except for the effects of the restatement discussed in Notes 2, 3 and 8 as to which the date is December 7, 2021, with respect to our audit of the financial statement of Globis Acquisition Corp. as of December 31, 2020 and for the period from August 21, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

January 12, 2022